Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales registered 49,073 units in June 2019

Mumbai, July 1, 2019: Tata Motors Commercial and Passenger Vehicles Business sales in the domestic market witnessed a drop of 14% at 49,073 units compared to 56,773 units sold over last year as subdued demand continued in June 2019.The cumulative sales for the domestic market (April 2019 - June 2019) decline by 20% at 131,879 units as compared to 164,579 units sold over the same period last year.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles (CV) domestic sales at 35,722 units registered a drop of 7% as against 38,560 units sold in June 2018. The market continues to exhibit subdued demand sentiment as customers are postponing purchases given the poor freight availability, the falling freight rates affecting their viability. The slowing down of the economy is hurting overall customer sentiments and causing an impact on demand for fresh vehicles.

The M&HCV truck segment recorded sales at 9,358 units, declined by 19% over June 2018. The demand for M&HCV cargo vehicles continues to be low with the excess carrying capacity created with the higher axle load regulation last year. Operators are facing viability challenges due to low freight availability and falling freight rates. Tipper sales have also gone down by 12% Y-0-Y basis, as there is slowdown in the execution of existing infrastructure projects, delayed payments to contractors and lack of new projects.

The I&LCV truck segment sales at 4,564 units, grew by 3% over last year. This segment has not been affected by the revised axle load norms and the demand has been led by the growth in e-commerce and intra city logistics. The new products introduced in the fast growing 15-16 Ton segment and CNG products have been well accepted by the customers.

The SCV and Pickup segment sold 15,094 units in June 2019, a decline of 10%, compared to June 2018. This segment is heavily dependent on the 'First Time User' category of customers and thus has been impacted due to the liquidity crunch, higher interest rates and difficulty in funding from the NBFCs. The progress of monsoon will be a key factor for the revival of demand in this segment over the next quarter.

The commercial passenger carrier segment sales was at 6,706 units, witnessed an upsurge of 17%, over June 2018. The school buying season added momentum to the sales this month along with ambulance and electric bus orders. The order book for Winger ambulances continues to be strong and the introduction of the new 15 seats Winger is giving a boost to our sales in this segment.

Domestic - Passenger Vehicles

The PV domestic sales dropped by 27%, at 13,351 units, as compared to 18,213 units sold in June 2018 due to low customer sentiments due to liquidity crunch. Industry continued to remain stressed; however. the market is expected to bounce back soon. The cumulative sales in the domestic market for the fiscal (April 2019 -June 2019) were at 36,945 units, a drop of 30%, compared to 52,937 units. in the same period last year.

Exports

The company's sales from exports (from CV and PV) in June 2019 was at 2,702 units, lower by 48% over June 2018, due to drop in retails in Bangladesh, Nepal & Middle East markets.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.